SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

SWIFT TRANSPORTATION COMPANY
__________________________________________________________________________________
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
__________________________________________________________________________________
(Title of Class of Securities)

87074U101
__________________________________________________________________________________
(CUSIP Number)

Jerry and Vickie Moyes
P.O. Box 1397
Tolleson, Arizona 85353
Telephone:  (623) 907-7388
Facsimile:  (602) 275-6417
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Mark Scudder, Esq.
Scudder Law Firm, P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

November 30, 2012
__________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.:  87074U101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 56,255,067(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56,255,067(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,255,067(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 40.3%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of the Issuer's Class A and Class B Common Stock (the "Common Stock") held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power and shares held by Mr. and Mrs. Moyes through their ownership of various entities and a trust for their benefit and over which they share voting and dispositive power.  Of the shares included herein, 19,704,618 shares of Class B Common Stock have been pledged to a trust (the "Trust") in connection with a private placement of the Trust's mandatory common exchange securities (the "Stockholder Offering").  Such shares of Class B Common Stock represent an equal number of shares of Class A Common Stock deliverable upon exchange of the Trust's securities three years following the closing of the Stockholder Offering, subject to the option to settle the obligations to the Trust in cash.  The Reporting Person will continue to have the right to vote the pledged shares until delivery.

Includes 4,831,878 shares of the Issuer’s Class A Common Stock held by Cactus Holding Company II, LLC (“Cactus Holding II”), an affiliate of Mr. and Mrs. Moyes, that have been sold or that are eligible to be sold pursuant to a Rule 10b5-1 trading plan adopted by Mr. Moyes and Cactus Holding II on November 21, 2012.  Pursuant to the 10b5-1 trading plan the shares may be sold to a counter-party pursuant to a Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the fourth anniversary of sale. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.

As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
The percentage indicated is based upon 139,550,900 shares outstanding as of October 30, 2012, which includes 87,055,664 shares of Class A Common Stock and 52,495,236 shares of Class B Common Stock outstanding as of October 30, 2012, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2012.  With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class B Common Stock beneficially owned by the Reporting Person represent 54.5% of the total voting power as of October 30, 2012.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vickie Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 56,255,067(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56,255,067(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,255,067(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 40.3%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of Common Stock held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power and shares held by Mr. and Mrs. Moyes through their ownership of various entities and a trust for their benefit and over which they share voting and dispositive power.  Of the shares included herein, 19,704,618 shares of Class B Common Stock have been pledged to the Trust in connection with the Stockholder Offering.  Such shares of Class B Common Stock represent an equal number of shares of Class A Common Stock deliverable upon exchange of the Trust's securities three years following the closing of the Stockholder Offering, subject to the option to settle the obligations to the Trust in cash.  The Reporting Person will continue to have the right to vote the pledged shares until delivery.

Includes 4,831,878 shares of the Issuer’s Class A Common Stock held by Cactus Holding II that have been sold or that are eligible to be sold pursuant to a Rule 10b5-1 trading plan adopted by Mr. Moyes and Cactus Holding II on November 21, 2012.  Pursuant to the 10b5-1 trading plan the shares may be sold to a counter-party pursuant to a Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the fourth anniversary of sale. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.

As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
The percentage indicated is based upon 139,550,900 shares outstanding as of October 30, 2012, which includes 87,055,664 shares of Class A Common Stock and 52,495,236 shares of Class B Common Stock outstanding as of October 30, 2012, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2012.  With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class B Common Stock beneficially owned by the Reporting Person represent 55.5% of the total voting power as of October 30, 2012.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerry and Vickie Moyes Family Trust Dated 12/11/87 (the "Moyes Trust")
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) AF, BK, PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Arizona
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 47,663,552(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 47,663,552(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,663,552(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 34.2%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)
Includes shares of Class B Common Stock.  Mr. and Mrs. Moyes are co-trustees of the Moyes Trust and hold the voting and dispositive power over the shares.  Of the shares included herein, 11,113,203 shares of Class B Common Stock have been pledged to the Trust in connection with the Stockholder Offering.  Such shares of Class B Common Stock represent an equal number of shares of Class A Common Stock deliverable upon exchange of the Trust's securities three years following the closing of the Stockholder Offering, subject to the option to settle the obligations to the Trust in cash.  The Reporting Person will continue to have the right to vote the pledged shares until delivery.

Includes 4,831,878 shares of the Issuer’s Class A Common Stock held by Cactus Holding II that have been sold or that are eligible to be sold pursuant to a Rule 10b5-1 trading plan adopted by Mr. Moyes and Cactus Holding II on November 21, 2012.  Pursuant to the 10b5-1 trading plan the shares may be sold to a counter-party pursuant to a Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the fourth anniversary of sale. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
The percentage indicated is based upon 139,550,900 shares outstanding as of October 30, 2012, which includes 87,055,664 shares of Class A Common Stock and 52,495,236 shares of Class B Common Stock outstanding as of October 30, 2012, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2012.  With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class B Common Stock beneficially owned by the Reporting Person represent 45.5% of the total voting power as of October 30, 2012.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cactus Holding Company II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 12,291,567(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,291,567(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,291,567(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 8.8%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of Class B Common Stock. Mr. and Mrs. Moyes have voting and dispositive power over the shares.

Includes 4,831,878 shares of the Issuer’s Class A Common Stock held by Cactus Holding II that have been sold or that are eligible to be sold pursuant to a Rule 10b5-1 trading plan adopted by Mr. Moyes and Cactus Holding II on November 21, 2012.  Pursuant to the 10b5-1 trading plan the shares may be sold to a counter-party pursuant to a Sale and Repurchase Agreement with a full recourse obligation of Cactus Holding II to repurchase the securities at the same price on the fourth anniversary of sale. Cactus Holding II may voluntarily repurchase the shares at any time, and therefore the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
The percentage indicated is based upon 139,550,900 shares outstanding as of October 30, 2012, which includes 87,055,664 shares of Class A Common Stock and 52,495,236 shares of Class B Common Stock outstanding as of October 30, 2012, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2012.  With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class B Common Stock beneficially owned by the Reporting Person represent 8.8% of the total voting power as of October 30, 2012.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M Capital Group Investors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 23,978,782(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 23,978,782(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,978,782(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 17.2%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of Class B Common Stock. Mr. and Mrs. Moyes have voting and dispositive power over the shares.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
The percentage indicated is based upon 139,550,900 shares outstanding as of October 30, 2012, which includes 87,055,664 shares of Class A Common Stock and 52,495,236 shares of Class B Common Stock outstanding as of October 30, 2012, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2012.  With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class B Common Stock beneficially owned by the Reporting Person represent 25.0% of the total voting power as of October 30, 2012.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cactus Holding Company, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 23,978,782(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 23,978,782(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,978,782(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 17.2%(2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes shares of Class B Common Stock. Mr. and Mrs. Moyes have voting and dispositive power over the shares.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)
The percentage indicated is based upon 139,550,900 shares outstanding as of October 30, 2012, which includes 87,055,664 shares of Class A Common Stock and 52,495,236 shares of Class B Common Stock outstanding as of October 30, 2012, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2012.  With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class B Common Stock beneficially owned by the Reporting Person represent 25.0% of the total voting power as of October 30, 2012.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael Moyes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 3,451,455(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,451,455(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,451,455(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 2.5%(2)(3)
14.	Type of Reporting Person (See Instructions) IN

(1)
Includes shares of Class B Common Stock owned by various trusts for the benefit of the children of Mr. and Mrs. Moyes and over which the Reporting Person serves as the trustee and has sole voting and dispositive power.  All shares reported above represent shares of Class B Common Stock that have been pledged to the Trust in connection with the Stockholder Offering.  Such shares of Class B Common Stock represent an equal number of shares of Class A Common Stock deliverable upon exchange of the Trust's securities three years following the closing of the Stockholder Offering, subject to the option to settle the obligations to the Trust in cash.  The Reporting Person will continue to have the right to vote the pledged shares until delivery.

As provided in the Issuer's Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the Reporting Person, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

(2)	Excludes shares of Common Stock held by the Michael J. Moyes Trust, of which the Reporting Person is the beneficiary, but does not have voting or dispositive control over such shares.

(3)
The percentage indicated is based upon 139,550,900 shares outstanding as of October 30, 2012, which includes 87,055,664 shares of Class A Common Stock and 52,495,236 shares of Class B Common Stock outstanding as of October 30, 2012, as reported in the Issuer's quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2012.  With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class B Common Stock beneficially owned by the Reporting Person represent 3.6% of the total voting power as of October 30, 2012.

Jerry Moyes, Vickie Moyes, the Jerry and Vickie Moyes Family Trust Dated 12/11/87, and Michael Moyes previously filed on Schedule 13G pursuant to the provisions of Rule 13d-1(d).

Item 1.	Security and Issuer.

This Amendment No. 1 (this "Amendment") to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011 (the "Original Statement") relates to the Class A Common Stock, par value $0.01 per share (together with the Issuer's Class B Common Stock, par value $0.01 per share, the "Common Stock"), of Swift Transportation Company, a Delaware corporation (the "Issuer").  The principal executive offices of the Issuer are located at 2200 South 75th Avenue, Phoenix, Arizona 85043.  Information contained in the Original Statement remains effective except to the extent that it is amended, restated, supplemented or superseded by information contained in this Amendment.

Item 2.                      Identity and Background.

(a)           This Amendment is being filed jointly on behalf of Jerry Moyes, Vickie Moyes, the Jerry and Vickie Moyes Family Trust Dated 12/11/87 (the "Moyes Trust"), Cactus Holding Company II, LLC ("Cactus Holding II"), M Capital Group Investors, LLC ("M Capital Group"), Cactus Holding Company, LLC ("Cactus Holding I"), and Michael Moyes (collectively with Mr. and Mrs. Moyes, the Moyes Trust, Cactus Holding II, Cactus Holding I, and M Capital Group, the "Reporting Persons").  This Amendment is to disclose the entry by Jerry Moyes, on behalf of himself and Cactus Holding II, into a 10b5-1 trading plan and the transactions contemplated thereby (the "2012 Sale and Repurchase Transaction"). Pursuant to the trading plan, subject to certain conditions, Cactus Holding II will sell up to 4,831,878 shares of the Issuer’s Class A Common Stock to a counter-party pursuant to a Sale and Repurchase Agreement with a full recourse obligation to repurchase the securities at the same price on the fourth anniversary of sale.  This transaction is intended to be treated as a loan for tax purposes pursuant to Section 1058 of the Internal Revenue Code.  Cactus Holding II may voluntarily repurchase the shares at any time prior to the fourth anniversary of the sale.  During the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares.  However, upon repurchase of the shares by Cactus Holding II, ownership of the sold shares shall be reacquired by Cactus Holding II.  Prior to and following the 2012 Sale and Repurchase Transaction, the Reporting Persons, beneficially and otherwise, owned 7,901,577 shares of the Issuer's Class A Common Stock and 52,495,236 shares of the Issuer's Class B Common Stock, collectively.

The Original Statement reflects certain estate planning transactions undertaken by the Reporting Persons, including certain transfers of shares made on January 21, 2011 totaling 24,291,567 shares of the Issuer’s Class B Common Stock, certain transfers of shares made on June 21, 2011 totaling 1,001,567 shares of the Issuer’s Class B Common Stock, and certain transfers of shares made on June 30, 2011 totaling 23,978,782 shares of the Issuer's Class B Common Stock (collectively, the "2011 Estate Planning Transactions").  For more details regarding the 2011 Estate Planning Transactions, please refer to Item 3 below.

The Reporting Persons may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  The filing of this Statement, however, should not be deemed an admission that the Reporting Persons comprise a group for purposes of Section 13(d)(3).

(b)           The business address of the Reporting Persons is P.O. Box 1397, Tolleson, Arizona 85353.

(c)

Mr. Moyes

The principal occupation of Mr. Moyes is Chief Executive Officer of the Issuer.  The principal business address of the Issuer is 2200 South 75th Avenue, Phoenix, Arizona 85043.

Mrs. Moyes

The principal occupation of Mrs. Moyes is homemaker.  Mrs. Moyes also is involved in civic and philanthropic commitments.  Mrs. Moyes' business address is P.O. Box 1397, Tolleson, Arizona 85353.

Michael Moyes

The principal occupation of Michael Moyes is Owner/Manager of Seatnation, LLC.  Michael Moyes' business address is 7161 E. Rancho Vista Dr., Suite #112, Scottsdale, Arizona 85251.

(d) – (e)                      During the last five years, neither Mr. Moyes, Mrs. Moyes, the Moyes Trust, Cactus Holding II, M Capital Group, Cactus Holding I, nor Michael Moyes has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. and Mrs. Moyes and Michael Moyes are citizens of the United States of America.  The Moyes Trust was established under the laws of the State of Arizona.  Cactus Holding I and Cactus Holding II were established under the laws of the State of Alaska.  M Capital Group was established under the laws of the State of Delaware.

Item 3.                      Source and Amount of Funds or Other Consideration.

Since the predecessor to the Issuer was founded by Mr. Moyes and his family in 1966, Mr. and Mrs. Moyes and the Moyes Trust historically have made capital contributions and purchased shares with personal, borrowed, and other funds, including while a predecessor to the Issuer was public from 1990 to 2007 and in connection with its going private in May 2007.  On December 16, 2010, Mr. Moyes used personal funds to purchase 100 shares of the Issuer's Class A Common Stock.

On January 21, 2011, as part of the 2011 Estate Planning Transactions, shares of the Issuer's Class B Common Stock were transferred from the Moyes Trust to Cactus Holding I and Cactus Holding II.  The Moyes Trust did not receive anything in exchange for these transfers.

On June 21, 2011, as part of the 2011 Estate Planning Transactions, Cactus Holding I transferred shares of the Issuer's Class B Common Stock to Cactus Holding II.  Cactus Holding I did not receive anything in exchange for this transfer.

On June 30, 2011, as part of the 2011 Estate Planning Transactions, M Capital Group received shares of the Issuer's Class B Common Stock from Cactus Holding I and various trusts for the benefit of the children of Mr. and Mrs. Moyes.  M Capital Group did not receive anything in exchange for these transfers.  By virtue of these June 30, 2011 transfers (the "June 30 Transfers"), the Reporting Persons have an obligation to file this Schedule 13D.

On August 22, 2011, the Moyes Trust used personal funds to purchase 280,000 shares of the Issuer’s Class A Common Stock.

On December 15, 2011, Cactus Holding II converted 6,553,253 shares of the Issuer’s Class B Common Stock into an equal number of shares of the Issuer’s Class A Common Stock in connection with a pledge securities to support a personal loan arrangement entered into by Cactus Holding II.

On March 12, 2012, Cactus Holding II converted 1,068,224 shares of the Issuer’s Class B Common Stock into an equal number of shares of the Issuer’s Class A Common Stock in connection with a pledge securities to support a personal loan arrangement entered into by Cactus Holding II.

On November 21, 2012, Mr. Moyes and his affiliate Cactus Holding II, adopted a 10b5-1 trading plan, pursuant to which Cactus Holding II has authorized the sale of up to 4,831,878 shares of Class A Common Stock of the Issuer (the "Shares") held by Cactus Holding II pursuant to a Securities Sale and Repurchase Agreement (the "Sale and Repurchase Agreement").  Pursuant to the 10b5-1 plan and the Sale and Repurchase Agreement, from time to time Cactus Holding II will periodically transfer Shares in exchange for cash in the amount of approximately 80% of the fair market value of the Shares being transferred, plus an annual 3.0% interest-equivalent payment for entering into the transaction.  In connection with each such sale of Shares, Cactus Holding II will also agree to a full recourse obligation to repurchase the Shares (or an equal number of shares of Class A Common Stock of the Issuer) by the fourth anniversary of such sale for an amount equivalent to the initial payment amount. Cactus Holding II will also have the right to repurchase some or all of the Shares prior to the fourth anniversary of sale.  Since Cactus Holding II may voluntarily repurchase the shares at any time, the shares are deemed to be beneficially held under the provisions of Rule 13d-3.  However, during the term of the transaction, Cactus Holding II will not have the right to vote or direct the disposition of the sold shares until the shares are repurchased. This transaction is intended to be treated as a loan for tax purposes pursuant to Section 1058 of the Internal Revenue Code.

As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Issuer's Amended and Restated Certificate of Incorporation.

Item 4.                      Purpose of Transaction.

As indicated above, the June 30 Transfers were made for estate planning purposes to M Capital Group.

The 2012 Sale and Repurchase Transaction is being entered into for financial planning purposes, including to achieve greater liquidity.

The shares are held by the Reporting Persons for investment purposes.  In pursuing such investment purposes, the Reporting Persons may further purchase, hold, trade, dispose, pledge, or otherwise deal in the Issuer's Common Stock at times, and in such manner, as they deem advisable to benefit from changes in the market prices of such Common Stock, changes in the Issuer's operations, business strategy, or prospects, or from a sale or merger of the Issuer.  To evaluate such alternatives, the Reporting Persons will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons, and other investment considerations.  Consistent with its investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors.  Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance, or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock, or dispose of all the Common Stock beneficially owned by them, in the public market or privately negotiated transactions.  The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.  The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of the Common Stock of the Issuer.  In addition, Mr. Moyes will continue to influence the affairs of the Issuer in his capacity as the Chief Executive Officer and director of the Issuer.

Item 5.                      Interest in Securities of the Issuer.

(a)           As of October 30, 2012, there were 139,550,9901 shares of Common Stock outstanding.  As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners (pursuant to Rule 13d-3) of an aggregate of 59,706,5222 shares of Common Stock, representing approximately 42.8%3  of the issued and outstanding shares of Common Stock of the Issuer.

(b)           Mr. and Mrs. Moyes share voting and dispositive power over 7,901,577 shares of the Issuer's Class A Common Stock and 51,804,945 shares of the Issuer's Class B Common Stock.  Michael Moyes has sole voting and dispositive power over 3,451,455 shares of the Issuer's Class B Common Stock.

(c)           Transactions Effected Since the Most Recent Filing of Schedule 13D:

The following transactions were with respect to shares owned by the Reporting Persons were effected since the most recent filing of Schedule 13D on July 5, 2011.  These transactions were not effected in the open market.

On August 22, 2011, the Moyes Trust used personal funds to purchase 280,000 shares of the Issuer’s Class A Common Stock.

On December 15, 2011, Cactus Holding II converted 6,553,253 shares of the Issuer’s Class B Common Stock into an equal number of shares of the Issuer’s Class A Common Stock in connection with a pledge securities to support a personal loan arrangement entered into by Cactus Holding II.

On March 12, 2012, Cactus Holding II converted 1,068,224 shares of the Issuer’s Class B Common Stock into an equal number of shares of the Issuer’s Class A Common Stock in connection with a pledge securities to support a personal loan arrangement entered into by Cactus Holding II.

On November 26, 2012, as part of the 2012 Sale and Repurchase Transaction, 1,000,000 shares of the Issuer's Class A Common Stock were transferred from Cactus Holding Company II, LLC for a price of $7.0056 per share.

d)           Not applicable.

(e)           Following the June 30 Transfers, Michael Moyes ceased to be the beneficial owner of more than 5% of the Issuer's Common Stock.

Item 6.                      Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

In December 2010, the Reporting Persons pledged 22,727,273 shares of the Issuer's Class B Common Stock to the Trust in connection with the Stockholder Offering.  Additionally, pursuant to the over-allotment option granted to the initial purchasers of the Trust's securities, the Reporting Persons pledged another 1,119,091 shares of the Issuer's Class B Common Stock in January 2011 in connection with the Stockholder Offering.  The shares of Class B Common Stock pledged by the Reporting Persons in the Stockholder Offering represent an equal number of shares of the Class A Common Stock deliverable upon exchange of the Trust's securities three years following the closing of the Stockholder Offering, subject to the Reporting Persons' option to settle the obligations to the Trust in cash.  The Reporting Persons will continue to have the right to vote the pledged shares until delivery.

In connection with the 2012 Sale and Repurchase Transaction, Mr. Moyes and Cactus Holding II adopted a 10b5-1 plan pursuant to which Cactus Holding II may sell up to 4,831,878 shares of Class A Common Stock of the Issuer held by Cactus Holding II pursuant to the Securities Sale and Repurchase Agreement.  For more details regarding the 2012 Sale and Repurchase Transaction, please refer to Item 3 above.

1.
Includes 87,055,644 shares of Class A Common Stock and 52,495,236 shares of Class B Common Stock outstanding as of October 30, 2012, as reported in the Issuer's Quarterly Report on Form 10-Q filed November 7, 2012.

2.
Includes (i) shares held by Mr. and Mrs. Moyes as community property under the laws of the State of Arizona and over which they share voting and dispositive power, (ii) shares held directly and indirectly by the Moyes Trust or entities controlled by the Moyes Trust and over which Mr. and Mrs. Moyes, as co-trustees of the Moyes Trust, share voting and dispositive power, and (iii) shares held through trusts established for the benefit of Mr. and Mrs. Moyes' children, over which Michael Moyes serves as sole trustee and has sole voting and dispositive power.

As provided in the Issuer’s Amended and Restated Certificate of Incorporation, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.  In addition, each share of Class B Common Stock will convert automatically into one share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in the Amended and Restated Certificate of Incorporation.

3.
With respect to matters upon which the Issuer’s stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to two votes per share.  The shares of Class A and Class B Common Stock beneficially owned by the Reporting Persons represent 58.1% of the total voting power as of October 30, 2012.

Item 7.                      Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated July 5, 2011, by and among the Reporting Parties, incorporated by reference to Exhibit 1 of Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011

Exhibit 2	Power of Attorney of Cactus Holding Company, LLC, incorporated by reference to Exhibit 2 of Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011

Exhibit 3	Power of Attorney of Cactus Holding Company II, LLC, incorporated by reference to Exhibit 3 of Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011

Exhibit 4	Power of Attorney of M Capital Group Investors, LLC, incorporated by reference to Exhibit 4 of Schedule 13D filed with the Securities and Exchange Commission on July 5, 2011

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth herein is true, complete, and correct, and that this statement is filed on behalf of the undersigned and the other signatories hereto.

JERRY MOYES, individually

/s/ Jerry Moyes, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

VICKIE MOYES, individually

/s/ Vickie Moyes, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87, by Jerry Moyes, as co-trustee

/s/ Jerry Moyes, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

JERRY AND VICKIE MOYES FAMILY TRUST DATED 12/11/87, by Vickie Moyes, as co-trustee

/s/ Vickie Moyes, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

CACTUS HOLDING COMPANY II, LLC, by Vickie Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust

/s/ Vickie Moyes, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney filed herewith

M CAPITAL GROUP INVESTORS, LLC, by Jerry Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust

/s/ Jerry Moyes, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney filed herewith

CACTUS HOLDING COMPANY, LLC, by Vickie Moyes, as co-trustee of the Jerry and Vickie Moyes Family Trust

/s/ Vickie Moyes, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney filed herewith

MICHAEL MOYES, individually

/s/ Michael Moyes, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a Power of Attorney previously filed

Dated: November 30, 2012